Exhibit 99.1

	Masterworks 078, LLC

	Gross Artwork Sale Proceeds	$3,525,000.00
(+)	Cash on Balance Sheet	$120.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$3,525,120.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(26,516.00)
=	Distributable Proceeds to Class A Shares	$3,498,504.00
(/)	Total Class A Shares Outstanding	169,622
=	Distributable Proceeds per Class A Share	20.63
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.03

	Offering period
	Cash Receipt Date	3/29/2023
(-)	Final Offering Close Date	6/20/2022
=	Days from final close to cash receipt	282
(/)	Days of year	365
=	IRR Period (in years)	0.77

	IRR Calculation
	MOIC	1.03
	IRR Period (in years)	0.77
	IRR	4.1%

*Reflects 3,122 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.